Via Facsimile and U.S. Mail
Mail Stop 6010

March 19, 2007

Philip S. Chan
Chief Financial Officer
Dynacq Healthcare, Inc.
10304 Interstate 10 East, Suite 369
Houston, TX 77029

> **Re:** **Dynacq Healthcare, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2006**
> **Filed November 21, 2006**
> **File No. 000-21574**

Dear Mr. Chan:

We have reviewed your February 14, 2007 response to our February 6, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies and Estimates

Revenue Recognition, pages 28-29

1. Please confirm that you will include disclosures similar to your responses to prior comments one and two in future filings.

2. It appears from your response to prior comment 1a that you had material changes to prior period estimates that were recorded during current periods. Please quantify and discuss the reasonably likely effects that a change in estimate could have on your financial position and operations in disclosure-type format as previously requested in prior comment 1b.

<u>Allowance for Uncollectible Accounts, page 32</u>

3. In your response to prior comment two you state that "the provision for uncollectible accounts is treated as an additional contractual allowance against the gross accounts receivable." As previously requested, please explain to us why you normally do not make charge offs against the allowances for uncollectible accounts and historically all charge offs have been against the contractual allowances to clarify how you determine the allowance for uncollectible accounts separately from the contractual allowance account. In addition please address the following:

    *   Please tell us how management estimates the amount of accounts receivable it expects to collect as of each balance sheet date by hospital.

    *   Please tell us if all amounts appealed to SOAH or the District Court for workers' compensation cases have been collected. If not, please tell us the percentage of amounts that have been historically collected. Also, please tell us your basis for not writing off any of the workers' compensation cases until all collection efforts have failed if you have not historically collected all amounts due.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant